

Mail Stop 3720

October 6, 2008

Dr. James C. Burrows
President and Chief Executive Officer
CRA International, Inc.
200 Clarendon Street, T-33
Boston, Massachusetts 02116-5092

> **RE:** **CRA International, Inc.**
> **Form 10-K for the year ended November 24, 2007**
> **Filed February 4, 2008, File No. 000-24049**
> **Supplemental Response Provided on October 3, 2008**

Dear Dr. Burrows:

We have examined your filing and have the following comment. Please respond within 10 business days from receipt of this letter and confirm that you intend to comply with our comment in your next Form 10-K. If you disagree, we will consider your explanation as to why our comment is inapplicable or future revisions are unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, pages 13-18

1. We note your response to prior comments 4 and 5. In future periods, please provide more detail as to the method or formula used to determine the level of performance-based annual incentive compensation awarded for the period. In addition, if competitive harm concerns prevent you from disclosing more specific quantitative goals and objectives

related to particular business units and practices, provide more detail as to what types of goals and objectives were used and how much they contributed to the overall amount of performance-based annual incentive compensation awarded to a particular named executive officer.

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Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mark A. Haddad, Esq., Foley Hoag LLP
    Via Facsimile (617) 832-7000